UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-F ☐              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE For Immediate Release December 19, 2013

METHANEX COMPLETES TRANSACTION WITH JV PARTNER ARAB PETROLEUM INVESTMENTS CORPORATION

VANCOUVER, BRITISH COLUMBIA — (Marketwired – December 19, 2013) - Methanex Corporation (TSX:MX)(NASDAQ:MEOH) is pleased to announce it has completed its sale of an approximate 10% equity share in Egyptian Methanex Methanol Company S.A.E. (EMethanex) to Arab Petroleum Investments Corporation (APICORP) for $110 million. Methanex announced this expected sale on October 22, 2013. This increases APICORP’s ownership in the joint venture to approximately 17%. Methanex will remain the operator and majority shareholder of EMethanex with just over 50% ownership. The remaining interest is held by Egyptian Petrochemical Holding Company (12%); Egyptian Natural Gas Holding Company (12%); and Egyptian National Gas Company (9%).

John Floren, President and CEO of Methanex commented, “We are pleased to complete this transaction on schedule. We look forward to continuing to work with APICORP and the Ministry of Petroleum to enhance our operations in Egypt.”

Ahmad Bin Hamad Al Nuaimi, APICORP’s CEO and GM stated, “Egypt is a key focus in our current investment diversification programme, one of whose many aims is to support the development of the region’s capabilities to manufacture hydrocarbon derivatives. Furthermore, as part of our mandate to support Arab energy industry development, we seek to support projects like EMethanex that can deliver tangible economic value and growth. This investment is a good fit for our strategy of deepening support for midstream and downstream sectors.”

Eng. Sherif Ismail, Egypt’s Minister of Petroleum and Mineral Resources stated, “This is a positive transaction for EMethanex and Egypt. APICORP has been a shareholder of EMethanex since the project’s inception and a partner in many other successful projects in Egypt in the oil and gas sector. Its increased ownership in EMethanex reflects our fruitful mutual cooperation and reinforces APICORP’s confidence in Egypt’s economy.”

Methanex remains the majority shareholder of EMethanex and there is no change in governance or impact on its operations. EMethanex will continue to be integrated into Methanex’s organization. The plant started commercial operations in 2011 and is located in Damietta, Egypt on the Mediterranean Sea. It is among the most energy efficient methanol plants in the world. The plant, which can produce 1.3 million tonnes of methanol per year, supplies both the local and global methanol markets and integrates seamlessly into Methanex’s global methanol supply chain.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. For further information, visit www.methanex.com.

APICORP is a multilateral development bank established in 1975 by the Organization of Arab Petroleum Exporting Countries (OAPEC), with a mandate to contribute to the development and transformation of the Arab hydrocarbon and energy industries through equity and debt financing, advisory and research. Since its founding in 1975, APICORP’s equity investments and participation in direct and syndicated energy finance transactions have been valued at over US$12 billion. For further information, visit http://www.apicorp-arabia.com.

- end -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Methanex Corporation

Investor Inquiries:

Sandra Daycock, Director, Investor Relations

604-661-2600 or Toll Free: 1 800 661 8851

www.methanex.com

Media Inquiries:

Baljit Lalli, Manager, Communications

604-661-2600 or Toll Free: 1 800 661 8851

www.methanex.com

APICORP

Media Inquiries:

Baiju Francis / Dhanya Issac

Weber Shandwick

T +971 4 445 42 22

bfrancis@webershandwick.com / dissac@webershandwick.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 19, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary